EXHIBIT 99.1

Endeavour Silver Drilling Intersects High-Grade Gold-Silver Mineralization at the Bolanitos Mine in Guanajuato, Mexico

VANCOUVER, British Columbia, Dec. 01, 2020 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK) (TSX: EDR) announces that exploration drilling continues to intersect high-grade gold-silver mineralization in the Melladito and San Bernabe vein systems at the Bolanitos mine in Guanajuato, Mexico. Since drilling resumed in June, a total of 22 holes have been drilled of which 11 holes and 22 mineralized intervals returned high grades over mineable widths (view Melladito longitudinal section here).

Drilling highlights include the following intersections along the Melladito vein:

  12.76 grams per tonne (gpt) gold and 55 gpt silver over 4.5 metres (m) true width (1,076 gpt or 31.4 oz per ton (opT) silver equivalents (AgEq) over 14.8 feet (ft) using an 80:1 silver:gold ratio) including 0.4 m grading 43.5 gpt gold and 171 gpt silver (3,651 gpt AgEq or 106.4 opT over 1.3 ft) in hole BN-58
  0.51 gpt gold and 491 gpt silver over 2.7 m true width (531 gpt or 15.5 opT AgEq over 8.9 ft) including 0.4 m grading 1.74 gpt gold and 2,220 gpt silver (2,359 gpt AgEq or 68.8 opT over 1.3 ft) in hole BN-52

Drill holes BN-40, 42, 57 extend the Melladito vein mineralization further to the north and at depth, drill holes 50, 52, 58 extend the Melladito vein mineralization further to the east and near surface to possibly connect with the San Pablo mine workings, and drill holes 45, 47 extend the Melladito vein mineralization another 200 m north on the other side of the San Ramon and Providencia shafts. The Melladito mineralized zone now measures up to 200 m long by more than 250 m deep, still open at depth and to the north.

An initial three holes were drilled along the San Bernabe vein system highlighted by hole BN-59 which returned 7.91 gpt gold and 12 gpt silver over a 2.7 m true width (645 gpt AgEq or 18.8 opT over 8.9 ft).

Drilling results are summarized in the following table:

Hole	Structure	From	True	Au	Ag	AgEq
		(m)	(m)	(gpt)	(gpt)	(gpt)
BN-40	Melladito	272.80	1.6	0.64	79	131
	Including	272.80	0.9	0.57	132	177
	FW Medallito	292.40	4.4	3.88	5	316
	Including	294.50	0.4	12.90	14	1,046
BN-42	Melladito	296.90	4.3	3.70	8	304
	Including	298.15	0.4	7.82	10	636
	FW Melladito	334.55	1.9	2.12	5	174
	Including	336.85	0.6	3.76	6	307
BN-44	San Ignacio?	151.00	1.5	0.23	163	181
	Including	154.45	0.1	1.34	784	891
BN-45	Melladito	60.40	2.0	0.10	110	118
	Including	63.15	0.3	0.15	253	2.65
	Melladito	67.55	1.0	0.28	260	282
	Including	68.55	0.4	0.66	660	713
	San Ignacio?	111.25	2.6	1.90	357	509
	Including	111.25	0.7	3.73	1,085	1,383
BN-47	Melladito	86.95	7.6	0.73	213	272
	Including	93.25	0.4	1.13	713	803
	FW Melladito	103.75	3.5	0.17	12	25
	San Ignacio	167.45	5.1	1.48	243	361
	Including	171.10	0.3	4.30	615	959
BN-50	HW Melladito	174.30	1.2	0.89	506	577
	Including	175.10	0.4	2.01	1,390	1,551
	Melladito	180.05	2.7	3.37	110	380
	Including	180.30	0.6	8.47	236	914
	Bolanitos-San Miguel?	220.60	2.5	5.52	20	464
	Including	222.35	0.3	14.50	18	1,178
	Bolanitos-San Miguel?	237.50	0.7	5.70	1,226	1,682
	Including	237.50	0.2	15.95	3,460	4,736
BN-52	Melladito	212.50	2.7	0.51	491	531
	Including	214.75	0.4	1.74	2,220	2,359
BN-56	FW Melladito	323.25	1.5	2.24	3	182
	Including	323.25	0.3	9.87	11	801
BN-57	Melladito	283.10	3.7	3.89	4	315
	Including	287.50	0.5	20.40	21	1,653
	FW Melladito	300.70	1.1	2.01	4	165
	Including	300.70	0.5	3.09	5	252
BN-58	Melladito	52.00	2.5	0.83	218	285
	Including	52.60	0.3	1.90	723	875
	Bolanitos	101.80	1.1	2.06	89	254
	Including	102.25	0.4	5.48	217	655
	Bolanitos	114.70	4.5	12.76	55	1,076
	Including	116.20	0.4	43.50	171	3,651
BN-59	San Bernabe	106.55	2.7	7.91	12	645
	Including	108.60	0.4	9.96	19	816

Silver equivalents are calculated at a ratio of 80:1 silver: gold. All widths are estimated true widths.

Qualified Person and QA/ QC - Godfrey Walton, M.Sc ., P.Geo ., Endeavour President, is the Qualified Person who reviewed and approved this news release and supervised the drilling programs in Mexico. A Quality Control sampling program of reference standards, blanks and duplicates is used to monitor the integrity of all assay results. All samples are split at the local field office and shipped to SGS Labs, where they are dried, crushed, split and 250 gram pulp samples are prepared for analysis. Gold is determined by fire assay with an atomic absorption (AA) finish and silver by aqua regia digestion and ICP finish, over-limits by fire assay and gravimetric finish.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera Mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information:
Galina Meleger, Director, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forwardlooking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2020 including changes in mining operations and production levels, the timing and results of various activities and the impact of the COVID 19 pandemic on operations. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the ultimate impact of the COVID 19 pandemic on operations and results, changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.